UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 001-32697

CUSIP Number: 023850100

(Check One):    [X] Form 10-K   [   ] Form 20-F    [   ] Form 11-K    [   ] Form 10-Q  [  ] Form 10-D
[  ] Form N-SAR    [   ] Form N-CSR

For Period Ended:  December 31, 2010

[   ] Transition Report on Form 10-K
[   ] Transition Report on Form 20-F
[   ] Transition Report on Form 11-K
[   ] Transition Report on Form 10-Q
[   ] Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
____________________________________________________________________

PART I
REGISTRANT INFORMATION

American Apparel, Inc.

Full Name of Registrant

Former Name if Applicable

747 Warehouse Street

Address of Principal Executive Office (Street and Number)

Los Angeles, California 90021

City, State and Zip Code

PART II
RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof could not be filed within the prescribed time period.

As disclosed in  the Current Report on Form 8-K filed by American Apparel, Inc. (the “Company”) with the Securities and Exchange Commission (the “SEC”) on December 21, 2010, the Company received notice on December 15, 2010, from its former auditors, Deloitte & Touche LLP (“Deloitte”), stating that Deloitte had concluded that Deloitte’s report on the Company’s previously issued consolidated financial statements as of and for the year ended December 31, 2009 (the “2009 financials”), including Deloitte’s report on internal control over financial reporting at December 31, 2009, included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2009 (the “2009 Form 10-K” and, such reports, collectively, the “Deloitte Reports”) should not be relied upon or associated with the 2009 financials.  On February 7, 2011, the Company filed with the Commission a Form 10-K/A to amend the 2009 Form 10-K for the purpose of removing the Deloitte Reports from the 2009 Form 10-K and labeling the 2009 financials as “unaudited.”  On December 10, 2010, at the Company’s 2010 Annual Meeting of Stockholders, Marcum, LLP was ratified as the Company’s independent auditors for the fiscal year ending December 31, 2010.

As a result of the foregoing events, the Company is unable, without unreasonable effort and expense, to timely file its Annual Report on Form 10-K for the year ended December 31, 2010 (“2010 Form 10-K”) because the Company needs additional time to complete certain reviews and analyses with respect to the 2009 financials as well as the 2010 financial statements and related disclosures to be included in the 2010 Form 10-K. The Company is working diligently to finalize the 2010 Form 10-K for filing no later than the fifteenth calendar day following the prescribed due date, although no assurance can be given in this regard.

PART IV
OTHER INFORMATION

(1)          Name and telephone number of person to contact in regard to this notification

John Luttrell	(213)	488-0226

(Name)	(Area Code)	(Telephone Number)

(2)          Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
[X] Yes [  ] No

(3)          Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[X] Yes [  ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Net sales are expected to decrease for the year ended December 31, 2010  compared to the year ended December 31, 2009, primarily as a result of a decline in comparable store sales in the U.S. Retail, Canada and International segments as well as decreased sales as a result of fewer stores open at December 31, 2010 compared to December 31,2009, offset in part by increased sales in the U.S. Wholesale segment. The number of stores in operation decreased from 281 at December 31, 2009 to 273 at December 31, 2010.  The Company expects to report a net loss in 2010  as compared to net income  in 2009, primarily as a result of declines in comparable store sales, higher production costs, higher operating costs and an increase in interest expense.

It is expected that gross margin will decrease for the year ended December 31, 2010 compared to the year ended December 31, 2009, primarily due to an increase in yarn prices, lower labor efficiency at our production facilities due to newer and  less-experienced sewing operators and by a shift in production mix towards more complex retail styles that have a higher cost of production.  In addition, contributing to the decline was a shift in sales mix from retail to wholesale sales, as wholesale sales generate a lower gross margin.

Operating expenses, which include all selling, general and administrative costs and retail store impairment charges, are expected to increase for the year ended December 31, 2010 compared to the year ended December 31, 2009, primarily as a result of increases in salaries, wages and benefits and the recognition of impairment charges relating primarily to certain retail store leasehold improvements.

Interest expense is expected to increase for the year ended December 31, 2010 compared to the year ended December 31, 2009, primarily as a result of higher outstanding amounts under the term loan with Lion Capital LLP as a result of pay-in-kind interest and higher borrowings under the revolving credit agreement with Bank of America, N.A., offset in part by lower amortization of deferred financing fees during 2010 due to the retirement of the term loan agreement with SOF Investment L.P.—Private IV during the first quarter of 2009.

The Company is not able to definitively quantify the changes in net sales, net income, gross margin, operating expenses, or interest expense until the Company’s reviews and analyses referred to above with respect to the 2009 financials and the 2010 financial statements to be included in the Form 10-K are completed.

In addition, in its Form 10-Q for the quarter ended September 30, 2010, the Company noted that it may not have sufficient liquidity necessary to sustain operations for the next twelve months, raising substantial doubt that the Company will be able to continue as a going concern.

Safe Harbor Statement

This Form 12b-25, and other statements that the Company may make, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts and include statements regarding, among other things, the company’s future financial condition and results of operations and the company’s prospects and strategies for future growth. In some cases, you can identify forward-looking statements by words or phrases such as “trend,” “potential,” “opportunity,” “believe,” “comfortable,” “expect,” “anticipate,” “current,” “intention,” “estimate,” “position,” “assume,” “outlook,” “continue,” “remain,” “maintain,” “sustain,” “seek,” “achieve,” and similar expressions, or future or conditional verbs such as “will,” “would,” “should,” “could,” “may” and similar expressions.

Such forward-looking statements are based upon the current beliefs and expectations of American Apparel’s management, but are subject to risks and uncertainties, which could cause actual results and/or the timing of events to differ materially from those set forth in the forward-looking statements, including, among others: changes in the level of consumer spending or preferences or demand for the Company’s products; increasing competition, including as a result of retailer consolidation; the Company’s ability to hire and retain key personnel and the Company’s relationship with its employees; suitable store locations and the Company’s ability to attract customers to its stores; effectively carrying out and managing the Company’s strategy, including growth and expansion both in the U.S. and internationally; failure to maintain the value and image of the Company’s brand and protect its intellectual property rights; declines in comparable store sales and wholesale revenues; seasonality of the business; consequences of the Company’s significant indebtedness, including the Company’s relationships with its lenders and the Company’s ability to comply with its debt agreements, including the risk of acceleration of borrowings thereunder as a result of noncompliance; the Company’s ability to generate cash flow to service its debt; the Company’s ability to extend, renew or refinance its existing debt; the Company’s liquidity and losses from operations and related impact on the Company’s ability to continue as a going concern; the Company’s ability to maintain compliance with the stock exchange rules; the Company’s ability to develop and implement plans to improve its operations and financial position; costs of materials and labor, including recent increases in cotton prices; the Company’s ability to improve manufacturing efficiency at its production facilities; the Company’s ability to effectively manage inventory and inventory reserves; location of the Company’s facilities in the same geographic area; manufacturing, supply or distribution difficulties or disruptions; risks of financial nonperformance by customers; investigations, enforcement actions and litigation, including exposure from which could exceed expectations; compliance with or changes in laws and regulations; costs as a result of operating as a public company; material weaknesses in internal controls; interest rate and foreign currency risks; loss of U.S. import protections or changes in duties, tariffs and quotas and other risks associated with international business; technological changes in manufacturing, wholesaling, or retailing; the Company’s ability to upgrade its information technology infrastructure and other risks associated with the systems that are used to operate the Company’s online retain operations and manage the Company’s other operations; adverse changes in our credit ratings and any related impact on financing costs and structure;

general economic and industry conditions, including U.S. and worldwide economic conditions; and other risks detailed in the Company’s filings with the Securities and Exchange Commission, including the Company’s Annual Reports on Form 10-K, and Form 10-K/A for the year ended December 31, 2009, and the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2010. In addition, consideration needs to be given to the withdrawal of the opinion of the Company’s prior auditor as indicated in the Company’s Current Report on Form 8-K filed with the Commission on December 21, 2010. The Company’s filings with the SEC are available at www.sec.gov. You are urged to consider these factors carefully in evaluating the forward-looking statements herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by this cautionary statement. The forward-looking statements speak only as of the date on which they are made and the company undertakes no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances.

American Apparel, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 17, 2011	By	/s/ John Luttrell
Name: John Luttrell
Title: Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatement or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).